Exhibit 99.66
LETTER OF CONSENT
I refer to the Registration Statement on Form 40-F of Quest Rare Minerals Ltd. (the “Corporation”, and such Registration Statement, including all exhibits, the “Registration Statement”).
I consent to the use of the technical report dated April 16, 2010 entitled “Strange Lake Project B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate” (the “Technical Report”), the extracts from, or summaries of, the Technical Report contained in the Corporation’s news release dated April 7, 2010, and the use of my name in the Registration Statement.
Yours very truly,
(s) Timothy Maunula
Timothy Maunula, P.Geo
Dated: March 4, 2011